Free Writing Prospectus	Filed Pursuant to Rule 433(d)
Dated June 13, 2008	Registration Statement No. 333-150143

UBS AG

Final U.S. Term Sheet
Ordinary Shares

Issuer:	UBS AG

Securities:	Ordinary shares with a nominal value of CHF 0.10 each

Aggregate Number of Offered Shares:	760,295,181 (of which 197,901,535 ordinary shares have been registered with the SEC for offer and sales in the United States)

Number of Shares Validly Subscribed for in the Rights Offering:	755,466,901

Number of Shares Sold in the Open Market Outside the United States (the “Rump Shares”):	4,828,280

Volume Weighted Average Price of the Rump Shares:	CHF 25.13265 per ordinary share

Closing UBS Share Price on June 12, 2008:	USD 23.09 per ordinary share on the New York Stock Exchange CHF 24.32 per ordinary share on the SWX Europe Ltd.

Discounts and Commissions:	Up to CHF 0.35 per ordinary share

Net Proceeds to the Issuer (before expenses):	CHF 20.65 per ordinary share and CHF 15,600,391,506.00 in the aggregate in the rights offering based on a subscription price of CHF 21.00
CHF 24.78265 per ordinary share and CHF 119,657,573.00 in the aggregate from the sale of the Rump Shares

Total Net Proceeds to the Issuer (after expenses):	Approximately CHF 15,556 million

Settlement Date:	June 17, 2008

Listing:	The new ordinary shares have been listed on the “EU-compatible” segment of the SWX Swiss Exchange (and admitted to trading on the EU-regulated market segment of SWX Europe) (ticker symbol: “UBSN”), the New York Stock Exchange (ticker symbol: “UBS”) and the Tokyo Stock Exchange (ticker symbol: “8657”). The first trading day is June 13, 2008.

Recent Developments:	On June 13, 2008, UBS and Parmalat announced that settlement was reached in relation to all actions filed by companies of the Parmalat Group in Extraordinary Administration and by Parmalat S.p.A. against UBS Limited and UBS AG. UBS has committed to pay a total of approximately € 150 million for the clawback claim and € 35 million for the damages claims to Parmalat S.p.A. and the Extraordinary Commissioner pursuant to the terms of the settlement. The settlement is expected to have a negligible effect on UBS’s earnings in view of the provisions previously established by UBS in connection with these matters.

Noon Buying Rate:	USD 1.00 per CHF 1.0441 on June 12, 2008
In May 2008, the noon buying rate for Swiss francs recorded a high of USD 1.00 per CHF 1.0583 and a low of USD 1.00 per CHF 1.0235.

Share Capital:	CHF 293,254,127.90 divided into 2,932,541,279 registered ordinary shares with a nominal value of CHF 0.10 each

Mandatory Convertible Notes (the “MCNs”):	The offering qualifies as a dilutive event under the terms of the MCNs:

• Both the minimum and maximum conversion prices have been adjusted downwards to CHF 48.07 and CHF 56.24, respectively.

• At closing of the offering, the adjusted maximum conversion price will be fixed at the level of the adjusted minimum conversion price of CHF 48.07, and the maximum conversion price will fall away.

• As a result of these adjustments, 270,438,943 new ordinary shares (corresponding to approximately 9.2% of the share capital) will have to be issued to the MCN holders upon conversion of the MCNs (subject to further dilutive events prior to conversion of the MCNs).

Rights Allotted to Treasury Shares:	These rights were sold in the open market during the rights trading period.

Stock Exchange Prices in May 2008:		SWX Swiss Exchange		New York Stock Exchange

	High	Low	Period End	High	Low	Period End

	(CHF)	(CHF)	(CHF)	(USD)	(USD)	(USD)
	37.60	24.60	25.10	35.21	23.58	23.66

Dilution:	Investors purchasing Rump Shares at a volume weighted average price of CHF 25.13265 would have experienced a direct dilution of CHF 13.86, or approximately 55%, per ordinary shares.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this Final U.S. Term Sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS AG at +41-44-236-6770 or, if you are calling from the United States of America, by calling toll-free +1-866-541-9689.